Exhibit 99.27

CONSENT OF EXPERT

Reference is made to the Annual Report on Form 40-F, and the documents incorporated by reference therein, of Silvercorp Metals Inc. for the fiscal year ended March 31, 2026, and any amendments thereto (the “40-F”), to be filed with the United States Securities and Exchange Commission (the “SEC”), and the Annual Information Form (the “AIF”) and Management’s Discussion and Analysis (the “MD&A”) for the year then ended, which are filed as exhibits to and incorporated by reference in the 40-F, and the Registration Statement on Form F-10 (Registration No. 333-290050) of Silvercorp Metals Inc. filed with the SEC (the “Registration Statement”).

I hereby consent to the use of my name and references to, excerpts from, and incorporation by reference and/or summaries of the following report:

Technical Report titled “Technical Report on the Gaocheng Silver-Lead-Zinc Project in Guangdong Province, China”, with an effective date of December 31, 2025,

and all other references to me, in the 40-F, the AIF, the MD&A and the Registration Statement.

/s/ Zimeng Li
Zimeng Li
And on behalf of SRK Consulting China Ltd.
June 29, 2026